June 12, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Jan Woo, Legal Branch Chief
Jeff Kauten, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Joyce Sweeney, Staff Accountant

Re:	Avalara, Inc.
Registration Statement on Form S-1 (File No. 333-224850)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between June 4, 2018 and the date hereof, approximately 5,333 copies of the Preliminary Prospectus dated June 4, 2018 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time, on Thursday, June 14, 2018, or as soon thereafter as practicable or at such later time Avalara, Inc. or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[signature page follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Elizabeth Wood
Name: Elizabeth Wood Title: Managing Director

J.P. Morgan Securities LLC

By:	/s/ Lucy Wang
Name: Lucy Wang Title: Executive Director On behalf of each of the Underwriters